EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended		Year Ended May 31,
	February 29, 2012	February 28, 2011	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$2,293	$1,400	$2,265	$1,894	$677	$2,016	$3,215
Add back:
Interest expense, net of capitalized interest	37	71	86	79	85	98	136
Amortization of debt issuance costs	4	12	16	14	5	5	6
Portion of rent expense representative of interest factor	636	627	852	806	795	784	766

Earnings as adjusted	$2,970	$2,110	$3,219	$2,793	$1,562	$2,903	$4,123

Fixed Charges:
Interest expense, net of capitalized interest	$37	$71	$86	$79	$85	$98	$136
Capitalized interest	65	54	71	80	71	50	34
Amortization of debt issuance costs	4	12	16	14	5	5	6
Portion of rent expense representative of interest factor	636	627	852	806	795	784	766

	$742	$764	$1,025	$979	$956	$937	$942

Ratio of Earnings to Fixed Charges	4.0	2.8	3.1	2.9	1.6	3.1	4.4